# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Iambic Therapeutics, Inc., CIK 0001997038
CUSIP: 45076A101
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 5627 OBERLIN DRIVE, SUITE 120, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 10/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 2,804,360; shared voting power 0; sole dispositive power 2,804,360; shared dispositive power 0; aggregate amount beneficially owned 2,804,360 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Iambic Therapeutics, Inc.
Address of issuer's principal executive offices: 5627 OBERLIN DRIVE, SUITE 120, SAN DIEGO, CALIFORNIA, 92121

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority
Address of principal business office or, if none, residence: Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,804,360
Percent of class: 5.8
Sole power to vote or to direct the vote: 2,804,360
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,804,360
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Q Healthcare Holding LLC is the wholly owned subsidiary of Qatar Investment Authority that acquired the security.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance and Governance (11/09/2026)